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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                  Filing No. 1 for the Month of November, 2002


                         ADB Systems International Ltd.
               (formerly known as ADB Systems International Inc.)
               --------------------------------------------------
                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrantfiles or will file annual reports under cover Form 20-F or Form 40-F
                          Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82
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                         ADB SYSTEMS INTERNATIONAL LTD.

     On October 31, 2002, the Registrant changed its name from ADB Systems International Inc. to ADB Systems International Ltd. The name change was effected by filing Articles of Arrangement with the Ontario Ministry of Consumer and Business Services on October 31, 2002. The Articles of Association are attached to this Form 6-K as Exhibit 1. The name change was part of the Plan of Arrangement of the Registrant under Ontario law that was approved by the Ontario Superior Court of Justice and the shareholders of the Company.

     The Registrant's common stock will continue to trade on the Toronto Stock Exchange under the symbol "ADY." The Registrant's common stock will continue to trade on the Over-the-Counter Bulletin Board, but the new symbol on the Bulletin Board will be "ADBY." In connection with its name change, the Registrant obtained a new CUSIP number for its common stock, which is 00088Y 10 0.

     Existing shareholders of the Company who hold stock certificates representing shares of common stock of the Registrant are not being asked to, and are not required to, submit their old stock certificates to the Registrant's transfer agent, CIBC Mellon Trust Company, for new stock certificates. The old stock certificates of the Registrant in circulation will continue to represent the number of shares of common stock indicated thereon. Issuances of share certificates after October 31, 2002 and transfers of share certificates after October 31, 2002 will be effected using the new share certificates of the Registrant.

     This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the safe harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause the Registrant's results to differ materially from expectations. These risks include the Registrant's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Registrant's products and services, competitive factors, new products and technological changes, and other such risks as the Registrant may identify and discuss from time to time, including those risks disclosed in the Registrant's most recent Form 20-F filed with the Securities and Exchange Commission.

     The Registrant hereby incorporates by reference this Form 6-K into its Registration Statement on Form F-3 (File No. 333-40888), and into the prospectus contained therein.

Exhibits
--------

Exhibit 1 -- Articles of Arrangement of the Registrant filed with the Ontario
             Ministry of Consumer and Business Services on October 31, 2002.

Exhibit 2 -- Press Release dated November 1, 2002.


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Exhibit 3 -- Press Release dated November 4, 2002.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ADB SYSTEMS INTERNATIONAL INC.

Date: November 4, 2002                        By: /s/ Mark Wallace
                                                  ------------------
                                                  Name   Mark Wallace
                                                  Title: President